Proxy FACT SHEET			IMPORTANT DATES

			Record Date	July 30, 2007

			Meeting Date:	October 15, 2007

Special Meeting of Shareholders of the:			Mail Date:	September 07, 2007

Putnam Municipal Funds			Meeting Time	11:00 a.m. Eastern Time

PGM	PMG	PMO	Location:	Putnam Investments
746805100	74683V100	746922103 746922400		One Post Office Square .
746805209	74683V506	746922202
	74683V605	746922301		Boston, MA 02109

MUTUAL FUND ADVISOR			CONTACT INFO

Advisor Name:			Inbound Line:	(800) 780-7316

Fund's
Putnam Investment Management, LLC.			Number:	(800) 225-1581

			Website:	www.putnam.com

What is happening?

Putnam Municipal Opportunities Trust, Putnam Municipal Bond Fund and Putnam Investment Grade Municipal Trust will be holding a special meeting of shareholders on October 15, 2007, at 11:00 a.m. Eastern time, on the 12th floor of One Post Office Square, Boston, Massachusetts.

What Am I being asked to vote on? .

Putnam Municipal Opportunities Trust -

1a. Approval of an Agreement and plan of merger that provides that Putnam Investment Grade Municipal Trust will merge with and into Putnam Municipal Opportunities Trust.
1b. Approval of an Agreement and plan of merger that provides that Putnam Municipal Bond Fund will merge with and into Putnam Municipal Opportunities Trust.
2a. Approval of the authorization, creation and issuance of additional preferred shares of Putnam Municipal Opportunities Trust with an aggregate liquidation preference of $273 million. (Voted on by preferred shareholders only.)
2b. Approval of a two-for-one stock-split of the Series A preferred shares of Putnam Municipal Opportunities Trust and a corresponding reduction in liquidation preference from $50,000 to $25,000 per share. (Vote on by preferred shareholders only.)

Putnam Municipal Bond Fund –

1a. Approval of a plan of Entity Conversion providing for the conversion of Putnam Municipal Bond Fund from a Massachusetts business trust to a Massachusetts limited liability company.

1b. Approval of an Agreement and plan of Merger providing that following the Putnam Municipal Bond conversion; Municipal Bond will merge with and into Putnam Municipal Opportunities Trust, pursuant to the Massachusetts limited liability Fund will merge with and into Putnam Municipal Opportunities Trust.

Putnam Investment Grade Municipal Trust –

1a. Approval of a plan of Entity Conversion providing for the conversion of Putnam Investment Grade Municipal Trust from a Massachusetts business trust to a Massachusetts limited liability company.
1b. Approval of an Agreement and plan of merger that provides that following the Municipal Trust conversion; Putnam Investment Grade Municipal Trust will merge with and into Putnam Municipal Opportunities Trust; pursuant to the Massachusetts limited liability company act.

Contents of the proxy package

1. Putnam prospectus / proxy statement
2. Proxy Card
3. Business reply envelope

What will happen to my shares as a result of the merger?

If you are a shareholder of a Merging Fund, your common shares of the Merging Fund will, in effect, be exchanged on a tax-free basis for common shares of Municipal Opportunities Trust with an equal or aggregate net asset value on the date of the merger. It is possible however, that the market value of such shares may differ. Your preferred shares of the Merging Fund will, in effect, be exchanged on a tax-free basis for preferred shares of Municipal Opportunities Trust with an equal aggregate liquidation preference and substantially the same terms.
If you are a shareholder of Municipal Opportunities Trust, your common and preferred shares of Municipal Opportunities Trust will not be affected by the merger, but will represent interests in a larger fund pursuing the same investment goals, strategies and policies and subject to similar restrictions.

How will I be notified of the outcome of the proposed mergers?

If you are Merging Fund shareholder and your fund’s merger is approved, you will receive confirmation after the merger is completed, indicating your new account number, and the number of shares of Municipal Opportunities Trust you are receiving. Shareholders of Municipal Opportunities Trust will be notified of the mergers in the fund’s next annual or semi-annual report.

If either or both proposed mergers are not approved, shareholders of Municipal Opportunities Trust and of the applicable Merging Fund(s) will be notified and the results of the meeting will be provided in the next annual or semi-annual report for each fund.

What are the federal income tax consequences of the proposed merger?

For federal income tax purposes, no gain or loss is expected to be recognized by the Merging Funds or their shareholders as a result of the proposed mergers, and the aggregate tax basis of the Merger shares received by each shareholder of the Merging Funds in the mergers will be the same as the aggregate tax basis of the shareholder’s Merging Fund shares. However, because the mergers will end the tax year of the Merging Funds, the mergers may accelerate distributions from the Merging Funds to their shareholders. At any time prior to the consummation of the merger, a shareholder may sell shares on the NYSE, likely resulting in recognition of gain or loss to such shareholder due to federal income tax purposes.

What are the reasons for the merger?

The funds have substantially similar investment goals and strategies and have similar policies and restrictions. In addition, there is substantial overlap in the composition of the funds’ portfolios. The Trustee are recommending the mergers to allow shareholders to benefit from the larger asset size and lower expense ratio of the combined fund, without significantly changing the nature of their investment. The same management team that is responsible for day-to-day management of each fund will continue to be responsible for the management of the combined fund.

How do the Fund’s investment goals, strategies, policies and restrictions of the funds compare?

The investment goals and strategies of the funds are substantially similar. The funds have similar investment policies and restrictions. Among the important differences, however, are restrictions relating to borrowing, voting securities and diversification. (please refer to page 5 of the proxy statement for more details)

Will the market value of my investment change?

Common shares of each fund are expected to continue to be traded on the NYSE until the time of the mergers. Shares of the funds may at times trade at a market price greater or less than the net asset value. During recent years, shares of each fund have consistently traded at a discount to net asset value. Depending on market conditions immediately prior to the exchange, common shares of Municipal Opportunities Trust may trade at a greater or smaller discount or premium to net asset value than common shares of a Merging Fund, which would cause the Common Merger shares to have a market value that is greater or less than the current market value of the common shares of the Merging Fund.

Who will be paying the expense associated with the proposed mergers?

All fees and expenses, including legal and accounting expenses or other similar expenses incurred in connection with the with the consummation of the proposed mergers, will be allocated ratably among the three funds in proportion to their net assets, whether or not the mergers are consummated, except that the costs of proxy materials and proxy solicitations for each fund will be borne by that fund only the costs of SEC filings will be borne by Municipal Opportunities Trust only.

TRUSTEE RECOMMENDATION:

The Trustees unanimously recommend that shareholders vote FOR approval of the proposed mergers.

VOTING METHODS

Registered Shareholders (REG at the beginning of account number)

By Touchtone:	866-437-4651and follow the simple instructions

By Internet:	Go to www.myproxyonline.com and follow the instructions found on the website.

Beneficial Shareholders (NOBO at the beginning of account number)

By Touchtone:	800-690-6903 and follow the simple instructions

By Internet:	Go to www.proxyvote.com and follow the instructions found on the website.